As filed with the Securities and Exchange Commission on April 1, 1998

                                                      Registration No. 333-47603
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                               Amendment No. 1 to

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.       EXACT NAME OF TRUST:

         Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I

B.       NAME OF DEPOSITOR:

         Reich & Tang Distributors, Inc.

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

         Reich & Tang Distributors, Inc.
         600 Fifth Avenue
         New York, New York 10020

D.       NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                               COPY OF COMMENTS TO:
         PETER J. DEMARCO                      MICHAEL R. ROSELLA, Esq.
         Reich & Tang Distributors, Inc.       Battle Fowler LLP
         600 Fifth Avenue                      75 East 55th Street
         New York, New York 10020              New York, New York 10022
                                               (212) 856-6858

E.       TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

         An indefinite number of Units of Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I, is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

         Indefinite

G.       AMOUNT OF FILING FEE:

                  No Filing Fee Required

H.       APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

         As soon as practicable after the effective date of the Registration Statement.

|X| Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

================================================================================


636009.2

--------------------------------------------------------------------------------
                                   INSERT LOGO
--------------------------------------------------------------------------------


                             EQUITY SECURITIES TRUST
                                    SERIES 17
                          1998 TRIPLE STRATEGY TRUST I

The Trust is a unit investment trust designated Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I (the "Trust"). The Sponsor is Reich & Tang Distributors, Inc. The objective of the Trust is to maximize total return through a combination of capital appreciation and current dividend income. The Sponsor can not give any assurance that the Trust's objective can be achieved. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") by creating a portfolio that combines the following three investment strategies: (1) investing in the DJIA's ten highest dividend yielding common stocks ("Top Ten"), (2) investing in the five lowest priced stocks of the Top Ten ("Focus Five") and (3) investing in a single stock which is the second-lowest priced of the Focus Five ("Penultimate Pick"); each determined as of two business days prior to the Initial Date of Deposit. The name "Dow Jones Industrial Average" is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsor and has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not reviewed or approved any information included in this Prospectus. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsor a license to use the Dow Jones Industrial Average. The value of the Units of the Trust will fluctuate with fluctuations in the value of the underlying Securities in the Trust. Therefore, Unitholders who sell their Units may receive more or less than their original purchase price upon sale. No assurance can be given that dividends will be paid or that the Units will appreciate in value. The Trust will terminate approximately fourteen months after the Initial Date of Deposit. Minimum Purchase: 100 Units.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference. The Securities and Exchange Commission ("SEC") maintains a website that contains reports, proxy and information statements and other information regarding the Trust which is filed electronically with the SEC. The SEC's Internet address is http:www.sec.gov. Offering materials for the sale of these Units available through the Internet are not being offered directly or indirectly to residents of a particular state nor is an offer of these units through the Internet specifically directed to any person in a state by, or on behalf of, the issuer.

================================================================================

================================================================================


        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC
          OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
               OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      PROSPECTUS PART A DATED APRIL 1, 1998

695951.3

SUMMARY OF ESSENTIAL INFORMATION AS OF MARCH 31, 1998:*


DATE OF DEPOSIT: April 1, 1998                                 MANDATORY TERMINATION DATE: The earlier of
AGGREGATE VALUE OF SECURITIES..................  $149,677         July 10, 1999 or the disposition of the last Security in
AGGREGATE VALUE OF SECURITIES                                     the Trust.
   PER 100 UNITS...............................  $ 970.50      CUSIP NUMBERS:  Cash:  294762265
NUMBER OF UNITS................................    15,422                                 Reinvestment:  294762273
FRACTIONAL UNDIVIDED INTEREST IN                               TRUSTEE: The Chase Manhattan Bank
   TRUST.......................................   1/15,422     TRUSTEE'S FEE: $.86 per 100 Units outstanding
 PUBLIC OFFERING PRICE PER 100 UNITS                           ESTIMATED ORGANIZATIONAL EXPENSES**:
   Aggregate Value of Securities in                               $.57 per 100 Units
      Trust....................................  $ 149,677     ESTIMATED OFFERING COSTS**:  $.73 per 100
   Divided By 15,422 Units (times 100).........  $ 970.50         Units
   Plus Sales Charge of 2.95% of Public                        OTHER FEES AND EXPENSES: $.23 per 100 Units
      Offering Price...........................  $ 29.50          outstanding
   Public Offering Price+......................  $1,000.00     SPONSOR: Reich & Tang Distributors, Inc.
SPONSOR'S REPURCHASE PRICE AND                                 SPONSOR'S SUPERVISORY FEE: Maximum of $.25
   REDEMPTION PRICE PER                                           per 100 Units outstanding (see "Trust Expenses and
   100 UNITS++.................................  $970.50          Charges" in Part B).
EVALUATION TIME: 4:00 p.m. New York Time.                      EXPECTED SETTLEMENT DATEo:  April 6, 1998
MINIMUM INCOME OR PRINCIPAL                                    RECORD DATE: June 15 and December 15
   DISTRIBUTION:  $1.00 per 100 Units                          DISTRIBUTION DATE: June 30 and December 31
MINIMUM VALUE OF TRUST: The Trust may be                       ROLLOVER NOTIFICATION DATE***:
   terminated if the value of the Trust is less than 40% of       May 15, 1999 or another date as determined by the
   the aggregate value of the Securities at the completion        Sponsor.
   of the Deposit Period.                                      LIQUIDATION PERIOD:  Beginning 5 days prior to the
                                                               Mandatory Termination Date.


------------------

          * The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.
          ** The Trust (and therefore the Unitholders) will bear all or a portion of its organizational costs which include: the cost of preparing and printing the registration statement, the trust indenture and the closing documents; and the initial audit of the Trust. Total organizational expenses will be amortized over the life of the Trust. Offering costs, including the costs of registering securities with the SEC and the states, will be amortized over the term of the initial offering period, which may be between 30 and 90 days. See "Trust Expenses" in Part B. These figures are based upon the assumption that the Trust will reach a size of 1,000,000 Units as estimated by the Sponsor; organizational expenses and offering costs per 100 Units will vary with the actual size of the Trust. If the Trust does not reach this Unit level, the Estimated Organizational Expenses and Offering Costs per 100 Units will be higher.
          *** If a Unitholder ("Rollover Unitholder") so specifies prior to the Rollover Notification Date, the Rollover Unitholder's terminating distribution will be reinvested as received in an available series of the Equity Securities Trust, if offered (see "Trust Administration - Trust Termination").
          + On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.
          ++ Any redemptions of over 2,500 Units may, upon request by a redeeming Unitholder, be made in kind. The Trustee will forward the distributed securities to the Unitholder's bank or broker-dealer account at The Depository Trust Company in book-entry form. See "Liquidity--Trustee Redemption" in Part B.
          o The business day on which all contracts to purchase securities in the Trust are expected to settle.


                                       A-2
695951.3

OBJECTIVE. The objective of the Trust is to maximize total return through capital appreciation and current dividend income. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") (which is not affiliated with the Sponsor) by creating a portfolio that combines the following three investment strategies: (1) investing in the DJIA's ten (10) common stocks having the highest dividend yield (the "Top Ten"), (2) investing in the DJIA's five (5) common stocks having the lowest per share stock price of the Top Ten (the "Focus Five") and (3) investing in a single stock which is the DJIA's second-lowest priced of the Focus Five (the "Penultimate Pick"); each determined as of two business days prior to the Initial Date of Deposit. The combination of the three investment strategies is hereinafter referred to as the "Triple Strategy". The Trust's portfolio will be comprised of ten (10) stocks. Approximately 20% of the Trust's assets will be allocated to the Top Ten, approximately 60% will be allocated to the Focus Five and approximately 20% will be allocated to the Penultimate Pick. Within these three categories, stocks will be purchased in approximately equal dollar amounts. Due to the fact that all of the Focus Five are also represented in the Top Ten, and that the Penultimate Pick appears in both the Focus Five and Top Ten, overlap will result in a difference in the actual weighting of the stocks in the portfolio as well as the actual weighting of the three strategies relative to each other in the portfolio on the Initial Date of Deposit. For the actual percentage of each stock in the portfolio, see "Portfolio" herein. (Also, see "The Trust - Objective" and "The Trust - The Securities" in Part B.) As used herein, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on that Security and dividing the result by the market value of that Security as of two business days prior to the Initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust. The Trust may not exceed the DJIA in any one year; however, historically, long term cumulative returns from these strategies has outperformed the DJIA. As used herein, the term "Securities" means the common stocks initially deposited in the Trust and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Indenture. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the price of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objective of the Trust will be achieved.


PORTFOLIO. The Portfolio contains 10 issues. 100% of the issues are represented by the Sponsor's contracts to purchase. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio*: Auto Manufacturing 1.99%, Banking and Finance 1.97%, Chemical 2.00%, Consumer Products 14.01%, Manufacturing 1.95%, Oil 15.99%, Paper and Forest Products 34.06%, Photography 14.00%, and Telecommunications 14.03%. The Focus Five stocks are AT&T Corporation, Eastman Kodak Company, Exxon Corporation, International Paper Company and Philip Morris Companies, Inc. and the Penultimate Pick is International Paper Company, a paper company with a significant concentration in the paper and forest product industry.


PUBLIC OFFERING PRICE. The Public Offering Price per 100 Units of the Trust is equal to the aggregate value of the underlying Securities (the price at which they could be directly purchased by the public assuming they were available) in the Trust divided by the number of Units outstanding times 100 plus a sales charge of 2.95% of the Public Offering Price per 100 Units or 3.04% of the net amount invested in Securities per 100 Units. The price of a single Unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 Units by 100 and multiplying by the number of Units. Any cash held by the Trust will be added to the Public Offering Price. For additional information regarding the Public Offering Price, repurchase and redemption of Units and other essential information regarding the Trust, see the "Summary of Essential Information." During the initial offering period orders involving at least
10,000 Units will be entitled to a volume discount from the Public Offering Price. The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and the price to be paid by each investor will be computed as of the date the Units are purchased. (See "Public Offering" in Part B.)

------------------
* A trust is considered to be "concentrated" in a particular category or industry when the securities in that category or that industry constitute 25% or more of the aggregate face amount of the portfolio.

                                       A-3
695951.3

ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to Unitholders (based on the most recent quarterly or semi-annual ordinary dividend distributed with respect to the Securities) as of the business day prior to the Initial Date of Deposit per 100 Units was $21.88. This estimate will vary with changes in the Trust's fees and expenses, actual dividends received, and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future.

DISTRIBUTIONS. Dividend distributions, if any, will be made semi-annually on the Distribution Dates to all Unitholders of record on the Record Date. For the specific dates representing the Distribution Dates and Record Dates, see "Summary of Essential Information" in Part A. The final distribution will be made within a reasonable period of time after the termination of the Trust. (See "Rights of Unitholders--Distributions" in Part B.) Unitholders may elect to automatically reinvest distributions (other than the final distribution in connection with the termination of the Trust), into additional Units of the Trust, which are subject to a reduced sales charge. See "Reinvestment Plan" in Part B.


MARKET FOR UNITS. The Sponsor, although not obligated to do so, intends to maintain a secondary market for the Units and to continuously offer to repurchase the Units of the Trust both during and after the initial public offering. The secondary market repurchase price will be based on the market value of the Securities in the Trust portfolio and will be the same as the redemption price. (See "Liquidity--Sponsor Repurchase" for a description of how the secondary market repurchase price will be determined.) If a market is not maintained a Unitholder will be able to redeem his Units with the Trustee (see "Liquidity-- Trustee Redemption" in Part B). As a result, the existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. During the 5-day period prior to the Mandatory Termination Date (the "Liquidation Period"), Securities will begin to be sold in connection with the termination of the Trust and all Securities will be sold or distributed by the Mandatory Termination Date. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. The Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. The Sponsor will attempt to sell the Securities as quickly as it can during the Liquidation Period without, in its judgment, materially adversely affecting the market price of the Securities, but all of the Securities will in any event be disposed of by the end of the Liquidation Period. The Sponsor does not anticipate that the period will be longer than five days, and it could be as short as one day, depending on the liquidity of the Securities being sold.


Unitholders may elect one of the three options in receiving their terminating distributions: (1) to receive their pro rata share of the underlying Securities in-kind, if they own at least 2,500 units, (2) to receive cash upon the liquidation of their pro rata share of the underlying Securities or (3) to invest the amount of cash they would have received upon the liquidation of their pro rata share of the underlying Securities in units of a future series of Equity Securities Trust (if one is offered) at a reduced sales charge (see "Rollover Option"). See "Trust Administration--Trust Termination" in Part B for a description of how to select a termination distribution option. Unitholders who have not chosen to receive distributions-in-kind will be at risk to the extent that the market value of the Securities may decline prior to their being sold during the Liquidation Period; for this reason the Sponsor will be inclined to sell the Securities in as short a period as it can without materially adversely affecting the price of the Securities. Unitholders should consult their own tax advisers in this regard.


ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of Equity Securities Trust at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. Upon making this election, a Unitholder's Units will be redeemed and the proceeds will be reinvested in units of the next available series of Equity Security Trust. An election to rollover terminating distributions will generally be a taxable event. See "Trust Administration--Trust Termination" in Part B for details to make this election.


                                       A-4
695951.3

RISK CONSIDERATIONS. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in any of the Securities including for common stocks, the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Further, the nature of the combination of the three investment strategies in the portfolio causes the Trust to be concentrated in the Penultimate Pick. The Penultimate Pick is a company deriving a substantial portion of its income from the paper and forest product industry, the risk of investment in which may include timber and waste fiber supply worldwide, environmental concerns and new capacity. Investors should consider the greater risk of the Trust's concentration and the effect on their investment versus a more diversified portfolio and should compare returns available on less concentrated portfolios before making an investment decision. The portfolio of the Trust is fixed and not "managed" by the Sponsor. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only (except for certain extraordinary circumstances) at the Trust's termination or to meet redemptions, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. In connection with the deposit of Additional Securities subsequent to the Initial Date of Deposit, if cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities, to the extent the price of a Security increases or decreases between the deposit and the time the Security is purchased, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the income per Unit received by the Trust.


The Sponsor cannot give any assurance that the business and investment objectives of the issuers of the Securities will correspond with or in any way meet the limited term objective of the Trust. (See "Risk Considerations" in Part B of this Prospectus.)

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust) into additional units of the Trust at a reduced sales charge of 1.00%. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.


UNDERWRITING. Reich & Tang Distributors, Inc., 600 Fifth Avenue, New York, New York 10020, will act as Underwriter for all of the Units of Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I. The Underwriter will distribute Units through various broker-dealers, banks and/or other eligible participants (see "Public Offering--Distribution of Units" in Part B).

                                       A-5
695951.3

                             EQUITY SECURITIES TRUST
                                    SERIES 17

                          1998 TRIPLE STRATEGY TRUST I

    STATEMENT OF FINANCIAL CONDITION AS OF OPENING OF BUSINESS, APRIL 1, 1998

                                     ASSETS

Investment in Securities--Sponsor's Contracts to Purchase
      Underlying Securities Backed by Letter of Credit (cost $149,677)(Note 1)..........................             $149,677
Organizational Costs (Note 2)...........................................................................                5,665
Offering Costs (Note 3).................................................................................                7,335
                                                                                                                     --------
Total...................................................................................................             $162,677
                                                                                                                     ========


                     LIABILITIES AND INTEREST OF UNITHOLDERS


Accrued Liabilities (Notes 2 and 3).....................................................................             $ 13,000

Interest of Unitholders - Units of Fractional
      Undivided Interest Outstanding (Series 17: 15,422 Units)..........................................              149,677
                                                                                                                     --------
Total...................................................................................................             $162,677
                                                                                                                     ========
Net Asset Value per Unit................................................................................                $9.71
                                                                                                                     ========

-------------------------
Notes to Statement:
      (1) Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trust, sponsored by Reich & Tang Distributors, Inc. (the "Sponsor") is to maximize total return through capital appreciation and current dividend income. On April 1, 1998, the "Date of Deposit", Portfolio Deposits were received by The Chase Manhattan Bank, the Trust's Trustee, in the form of executed securities transactions, in exchange for units of the Trust. An irrevocable letter of credit issued by BankBoston in an amount of $200,000 has been deposited with the Trustee for the benefit of the Trust to cover the purchases of such Securities as well as any outstanding purchases of previously-sponsored unit investment trusts of the Sponsor. Aggregate cost to the Trust of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m. on March 31, 1998. The Trust will terminate on July 10, 1999 or earlier under certain circumstances as further described in the Prospectus.


      (2) Organizational costs incurred by the Trust have been deferred and will be amortized on a straight line basis over the life of the Trust. The Trust will reimburse the Sponsor for actual organizational costs incurred.

      (3) Offering costs incurred by the Trust will be amortized over the term of the initial offering period.

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.



                                       A-6
695951.3

                             EQUITY SECURITIES TRUST
                                    SERIES 17
                          1998 TRIPLE STRATEGY TRUST I

                                    PORTFOLIO

                    AS OF OPENING OF BUSINESS, APRIL 1, 1998



                                                                  Market
                                                                 Value of                                    Cost of
                                                                Stocks as a                                Securities
               Number                                           Percentage      Current       Market          to the
 Portfolio       of     Name of Issuer                 Ticker     of the       Dividend     Value Per         Trust
    No.        Shares        (1)                       Symbol    Trust (2)      Yield(3)      Share            (4)
   -----      --------  ---------------                ------   -----------    ----------   ----------     ----------

     1.         320     AT&T Corporation                T         14.030%         2.01%     $ 65.6250        $21,000
     2.          37     Chevron Corporation             CHV        1.985          2.89        80.3125          2,971
     3.          44     E.I. du Pont de Nemours &       DD         1.999          1.85        68.0000          2,992
                        Company
     4.         323     Eastman Kodak Company           EK        14.000          2.71        64.8750         20,954
     5.         310     Exxon Corporation               XON       14.006          2.43        67.6250         20,964
     6.          44     General Motors Corporation      GM         1.992          2.95        67.7500          2,981
     7.       1,089     International Paper Company     IP        34.059          2.14        46.8125         50,979
     8.          22     J.P. Morgan & Company           JPM        1.974          2.83       134.3125          2,955
     9.          32     Minnesota, Mining &             MMM        1.946          2.42        91.0000          2,912
                        Manufacturing Co.
    10.         503     Philip Morris Companies, Inc.   MO        14.009          3.84        41.6875         20,969

                        Total Investment in Securities               100%                                   $149,677
                                                                 ========                                   ========


                             FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on March 31, 1998. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be April 6, 1998.
(2)   Based on the cost of the Securities to the Trust.
(3) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend received on the security and dividing the result by its market value as of the close of trading on March 31, 1998.
(4) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsor's Purchase Price is $149,944. The Sponsor's Loss on the Initial Date of Deposit is $267.

The accompanying notes form an integral part of the Financial Statements.

                                       A-7
695951.3

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustee and Unitholders,
           Equity Securities Trust, Series 17,
           1998 Triple Strategy Trust I

      In our opinion, the accompanying Statement of Financial Condition, including the Portfolio, presents fairly, in all material respects, the financial position of Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I (the "Trust") at opening of business, April 1, 1998, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Trust's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of the contracts for the securities at opening of business, April 1, 1998, by correspondence with the Sponsor, provides a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
160 Federal Street
Boston, Massachusetts  02110
April 1, 1998


695951.3

            NOW YOU CAN TAKE ADVANTAGE OF THREE "WINNING" STRATEGIES

THE TRUST

      Investing in the stock market has proven year after year to be a good way to beat inflation. The Dow Jones Industrial Average (DJIA)* is a leading stock market indicator that provides the data for this fact. This average is a sampling of thirty stocks that represent some of the largest and strongest companies in the world. Their long record of steady earnings, financial resources and economic power have earned them the investor confidence that has given them the nickname "blue chip" stocks.

THE STRATEGY

      Now you have the opportunity to invest in three strategies simultaneously that have been proven to "beat" the DJIA without having to spend the time, effort and money to buy each stock individually. The Triple Strategy Trust is a unit investment trust portfolio designed to take advantage of three winning strategies. Historically, these three strategies have each individually beaten the returns of the DJIA over the past twenty-five years. The first strategy is to pick the Top Ten highest yielding stocks of the thirty stocks that are contained in the DJIA. The second strategy is to choose the five lowest priced stocks of the Top Ten. These are called the Focus Five. The last strategy is to choose the second lowest priced stock of the Focus Five. This is called the Penultimate Pick. These three strategies are then combined to produce a portfolio of ten stocks with the weighting among the strategies selected by the Sponsor. Each stock's concentration will reflect the individual weightings of the three strategies. Both Chart A and Chart B show the effect these strategies may have on your investment. For example, if you had invested $10,000 in 1973 in the DJIA, your investment would be worth approximately $213,856 today. But if, hypothetically, you had invested the same $10,000 applying the Triple Strategy, your investment would be worth approximately $1,527,400 today. These hypothetical returns do not include sales charge, commissions, or reflect the effect of market fluctuations if a stock in the portfolio of one of the strategies was sold at any point in time. There can be no assurance that these results will be achieved as past performance is no guarantee of future results.

            Chart A                                              Chart B














---------------------

* The DJIA is the property of Dow Jones & Company, Inc. and the company is not affiliated with the Sponsor and has not participated in any way in the creation of the trust or in the portfolio and has not approved any information included herein.


695951.3

THE TRUST'S CONCEPT

      The Trust's concept is a simple one: To create a portfolio which combines these three "winning" strategies. The diversification of the Top Ten stocks combined with a concentration of the higher yielding Penultimate Pick and the Focus Five stocks gives the Trust the opportunity to produce above average returns. The portfolio is held for approximately 15 months and then it is liquidated. (For more information see "Options at termination" below.)

TRIPLE STRATEGY TRUST INVESTING:

Time Invested vs. Investment Timing - This Trust is based on the theory that you are rolling over your portfolio at termination. The Trust may not exceed the DJIA in any one year or consecutive rollover periods, if available; however, historically, long term cumulative returns from this philosophy beat the DJIA. It's not the timing of the purchase that counts, it's the length of time that you are invested.
Contrarian Reasoning - Buy what others are selling.
Dividends Count - Dividends contribute greatly to your total return.
Layered Strategies Work - Look at the charts and notice how the DJIA has been beaten by these three strategies. It is our opinion that if one strategy works well then three strategies may work better.

                         ONE PORTFOLIO, THREE STRATEGIES


   IF YOU ARE LOOKING FOR A GOOD OPPORTUNITY TO INVEST WITH A STRATEGY THAT HAS CONSISTENTLY OUTPERFORMED THE MOST POPULAR STOCK MARKET INDICATOR, THEN THIS MAY BE THE INVESTMENT FOR YOU.

                              FEATURES and BENEFITS

o Convenience - Ownership of ten blue chip stocks with the ease of a single purchase.
o Liquidity - You may sell your units on any business day at the then current net asset value. However, since market values fluctuate, your units may be worth more or less than your original investment.
o         Low minimum investment - May be as low as $1,000.
o Options at termination - You may receive cash, stock-in-kind (Unitholders owning 2,500 units or more) or roll your proceeds into the new Triple Strategy Trust, if available, at a reduced sales charge. Unitholders may be subject to tax liability at Trust termination.
o No management fees - This is an unmanaged portfolio and therefore no additional management fees are charged.



Risk Considerations - An investment in Units of the Trust should be made with an understanding of the risks associated with investments in common stocks, which include the risk that the financial condition of the issuers may become impaired or that the general condition of the stock market may worsen. In addition, because the Trust may be considered to be "concentrated" in stocks of companies deriving a substantial portion of their income from a singular industry, and that the combination of the three investment strategies causes the Trust to be "concentrated" in the Penultimate Pick, investors should consider the greater risk of such concentrations and the effect on their investment versus a more diversified portfolio and compare those returns before making an investment decision. Units of the Trust are not deposits or obligations of, or guaranteed by, any bank and Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.



695951.3

--------------------------------------------------------------------------------
                                  [INSERT LOGO]
--------------------------------------------------------------------------------


                             EQUITY SECURITIES TRUST
                                    SERIES 17
                          1998 TRIPLE STRATEGY TRUST I


                                PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                    THE TRUST

     ORGANIZATION. Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I consists of a "unit investment trust" designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, among Reich & Tang Distributors, Inc., as Sponsor, and The Chase Manhattan Bank, as Trustee.


     On the Initial Date of Deposit, the Sponsor deposited with the Trustee common stock, including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trust evidence of the Sponsor's ownership of all Units of the Trust. The Sponsor has a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See "The Trust--Substitution of Securities." The Sponsor may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration Portfolio--Supervision."

     As of the Initial Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities of the Trust in the ratio of one hundred Units for the indicated amount of the aggregate market value of the Securities initially deposited in the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

     DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in the

                                       B-1
695951.3

Trust. During the 90 days subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsor may deposit additional Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. The composition of the Trust portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in the Trust portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" below).

      OBJECTIVE. The objective of the Trust is to maximize total return through capital appreciation and current dividend income. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") (which is not affiliated with the Sponsor) by creating a portfolio that combines the following three investment strategies: (1) investing in the DJIA's ten (10) common stocks having the highest dividend yield (the "Top Ten"), (2) investing in the DJIA's five (5) common stocks having the lowest per share stock price of the Top Ten (the "Focus Five") and (3) investing in a single stock which is the DJIA's second-lowest priced of the Focus Five (the "Penultimate Pick"); each determined as of two business days prior to the Initial Date of Deposit. The combination of the three investment strategies is hereinafter referred to as the "Triple Strategy".The Trust's portfolio will be comprised of ten (10) stocks. Approximately 20% of the Trust's assets will be comprised of the Top Ten, approximately 60% will be comprised of the Focus Five and approximately 20% will be comprised of the Penultimate Pick. Within these three categories, stocks will be purchased in approximately equal dollar amounts. Due to the fact that all of the Focus Five are also represented in the Top Ten, and that the Penultimate Pick appears in both the Focus Five and Top Ten, overlap will result in a difference in the actual weighting of the stocks in the portfolio as well as the actual weighting of the three strategies relative to each other in the portfolio on the Initial Date of Deposit. For the actual percentage of each stock in the portfolio, see "Portfolio" in Part A. (Also see "The Trust - Objective" and "The Trust - The Securities" in Part B.) As used herein, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on that Security and dividing the result by the market value of that Security as of two business days prior to the Initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust. As used herein, the term "Securities" means the common stocks initially deposited in the Trust and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Indenture.

      Investing in DJIA stocks with the highest dividend yields may be effective in achieving the Trust's investment objective because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on DJIA stocks as a group. There can be no assurance that the dividend rates will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well. Purchasing a portfolio of these stocks as opposed to one or two stocks can achieve a more diversified holding. There is only one investment decision instead of ten. An investment in the Trust can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. An investment in a number of companies with high dividends relative to their stock prices is designed to increase the Trust's potential for higher returns. The Trust's return will consist of a combination of capital appreciation and current dividend income. The Trust will terminate in approximately fourteen months, at which time investors may choose to either receive the distributions in kind

                                       B-2
695951.3

(if they own at least 2,500 Units), in cash or reinvest in a subsequent series of Equity Securities Trust (if available) at a reduced sales charge. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Investors should note that the Trust's selection criteria was applied to the Securities two business days prior to the Initial Date of Deposit. Since the Sponsor may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Therefore, there is no guarantee that the objective of the Trust will be achieved.

      THE SECURITIES. Each of the Securities has been taken from the Dow Jones Industrial Average ("DJIA"). The DJIA comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Any changes in the components of the DJIA after the date of this Prospectus will not cause a change in the identity of the common stocks included in the Trust's portfolio, including any Additional Securities deposited in the Trust.

      The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. Taking into account a number of name changes, 6 of the original companies are still in the DJIA today. For two periods of 17 consecutive years each, there were no changes to the list: March 1939 - July 1956 and June 1959 - August 1976. The DJIA last changed on March 17, 1997.


Stocks Currently Comprising the DJIA
AT&T Corporation                           International Business Machines Corporation
Allied Signal                              International Paper Company
Aluminum Company of America                Johnson & Johnson
American Express Company                   J.P. Morgan & Company
Boeing Company                             McDonald's Corporation
Caterpillar Inc.                           Merck & Company, Inc.
Chevron Corporation                        Minnesota Mining & Manufacturing Company
Coca-Cola Company                          Philip Morris Companies, Inc.
E.I. du Pont de Nemours & Company          Proctor & Gamble Company
Eastman Kodak Company                      Sears, Roebuck & Company
Exxon Corporation                          Travelers Corp. Inc.
General Electric Company                   Union Carbide Corporation
General Motors Corporation                 United Technologies Corporation
Goodyear Tire & Rubber Company             Wal-Mart Stores, Inc.
Hewlett-Packard Co.                        Walt Disney Company


      The yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed and dividing the result by the market value of the Security as of two business days prior to the Initial Date of Deposit. This formula (an objective determination) served as the basis for the Sponsor's selection of the Top Ten. The companies represented in the Trust are some of the most well-known and highly capitalized companies in America. The Securities were selected irrespective of any research recommendation by the Sponsor. Investing in the stocks of the DJIA may be effective as well as

                                       B-3
695951.3
conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the DJIA as a group.


      Although the Equity Securities Trust, 1998 Triple Strategy Trust I was not available until this year, during the last 25 years, the strategy of investing in approximately equal values of the ten highest yielding stocks each year generally would have yielded a higher total return than an investment in all 30 stocks which make up the DJIA. The following table shows the hypothetical performance of investing approximately equal amounts in each of the Top Ten, Focus Five, Penultimate Pick and the combined Triple Strategy at the beginning of each year and rolling over the proceeds. The total returns do not reflect sales charges, commissions or taxes. These results represent past performance of the Top Ten, Focus Five, Penultimate Pick and Triple Strategy, and should not be considered indicative of future results of the Trust. The Trust's annual total return may not exceed the DJIA in any one year; however, historically, long term cumulative total returns from these strategies has outperformed the cumulative returns of the DJIA. The Top Ten, Focus Five, Penultimate Pick and Triple Strategy each underperformed the DJIA in certain years. Also, investors in the Trust may not realize as high a total return as on a direct investment in each of the Top Ten, Focus Five, Penultimate Pick or Triple Strategy since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value.

      The following table compares the actual performance of the DJIA and approximately equal values of each of the Top Ten, Focus Five, Penultimate Pick or Triple Strategy in each of the past 25 years, as of December 31 in each of these years:

                                       B-4
695951.3


                         COMPARISON OF TOTAL RETURNS(1)

                                                                               Dow Jones
                                                                               Industrial
                                               Penultimate      Triple          Average
  Year Ended      Top Ten(2)   Focus Five(2)     Pick(2)      Strategy(3)       (DJIA)
  ----------      ----------   -------------   -----------    -----------      ----------

     1973             3.90%        19.60%         73.40%          27.22%         -13.10%
     1974            -1.30         -3.80         -41.70          -10.88          -23.10
     1975            55.90         70.10         157.20           84.68           44.40
     1976            34.80         40.80          55.10           42.46           22.70
     1977             0.90          4.50           4.30           3.74           -12.70
     1978             0.10          1.70           1.00           1.20             2.70
     1979            12.40          9.90         -10.10           6.40            10.50
     1980            27.20         40.50          50.60          39.86            21.50
     1981             5.00          0.00          27.30           6.46            -3.40
     1982            23.60         37.40          95.30          46.22            25.80
     1983            38.70         36.10          36.10          36.62            25.70
     1984            -7.60         12.60          -2.80           8.52             1.10
     1985            29.50         37.80          26.40          33.86            32.80
     1986            32.10         27.90          29.60          29.08            26.90
     1987             6.10         11.10           3.30           8.54             6.00
     1988            22.90         18.40          19.50          19.52            16.00
     1989            26.50         10.50          12.90          14.18            31.70
     1990            -7.60        -15.20         -17.40         -14.12            -0.40
     1991            39.30         61.90         185.60          82.12            23.90
     1992             7.90         23.10          69.10          29.26             7.40
     1993            27.30         34.30          39.10          33.86            16.80
     1994             4.10          8.60         -37.40          -1.50             4.90
     1995            36.70         30.50          21.70          29.98            36.40
     1996            27.90         26.00          28.10          26.80            28.90
     1997            21.60         20.00          49.90          26.30            24.70


--------------------------------
(1) Total Return  represents the sum of Appreciation  and Actual Dividend Yield.
    (i) Appreciation for the Top Ten, Focus Five and Penultimate Pick is calculated by subtracting the market value of these stocks as of the first trading day on the New York Stock Exchange in a given year from the market value of those stocks as of the last trading day in that year, and dividing the result by the market value of the stocks as of the first trading day in that year. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading day in each year from the closing value of the DJIA as of the last trading day in that year, and dividing the result by the opening value of the DJIA as of the first trading day in that year. (ii) Actual Dividend Yield for the Top Ten, Focus Five and Penultimate Pick is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks as of the first trading day in that year. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day in that year. Total return does not take into consideration any sales charges, commissions, expenses or taxes.

(2) The Top Ten, Focus Five and Penultimate Pick in any given year were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in that year.

(3) The Triple Strategy combines the Total Return of the three investment strategies, the Top Ten, Focus Five and Penultimate Pick, in any given year based upon the same weighted average which the Trust will be employing: 20% comprised of the Top Ten, 60% of the Focus Five and 20% of the Penultimate Pick.

    These results represent past performance and should not be considered indicative of future results of the Trust. Unit prices may fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stock will be paid or that the Units will appreciate in value.

                                       B-5
695951.3

    The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.


    SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust. In addition, the Sponsor, at its option, is authorized under the Trust Agreement to direct the Trustee to reinvest in Substitute Securities the proceeds of the sale of any of the Securities only if such sale was due to unusual circumstances as set forth under "Trust Administration--Portfolio Supervision."


    The Substitute Securities must be purchased within 20 days after the sale of the portfolio Security or delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for.


    The Trustee shall notify all Unitholders of the acquisition of the Substitute Security, within five days thereafter, and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security plus accrued interest, if any. In the event no reinvestment is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date. The proceeds from the sale of a Security or the exercise of any redemption or call provision will be distributed to Unitholders except to the extent such proceeds are applied to meet redemptions of Units. (See "Liquidity--Trustee Redemption.")

                               RISK CONSIDERATIONS

    FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed during the Liquidation Period. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. Some of the Securities in the Trust may also be owned by other clients of the Sponsor and their affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision" below.)

    ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor may deposit Additional Securities, contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit

                                       B-6
695951.3
received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time. In addition, subsequent deposits to create such additional Units will not be covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsor to deliver cash to the Trust, or any delays in the Trust receiving such cash, may have significant adverse consequences for the Trust.


    COMMON STOCK. Since the Trust contains common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include risks associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

    Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

    PENULTIMATE PICK. The Trust may be considered to be "concentrated" in common stock of a particular issuer. Information regarding such company is available by inspecting or copying certain reports, proxies and informational statements and other information filed by such company in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained at the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies can be obtained from the Public Reference Section of the Securities and Exchange Commission at the same address at prescribed rates.


      PAPER AND FOREST PRODUCT COMPANIES. The Trust may be considered to be concentrated in the common stock of a company engaged in the production and distribution of paper and forest products. Worldwide availability of high-quality timber will likely be a major factor affecting the future of this industry. Environmental pressures as well as overcutting have led to a reduction in timber available in the Pacific Northwest area of the United States and Canada. Timber supplies in the U.S. Pacific Northwest have been in steady decline. Old-growth timber available from both state and federal sources dropped 80% in the last five years. The primary cause is the Endangered Species Act, which protects both threatened and endangered species such as the northern spotted owl. The U.S. West Coast shortage is also causing rising

                                       B-7
695951.3
timber prices throughout the U.S. South. The British Columbia government has enacted laws to lower the annual cut from its lands and has recently pulled money from its timber reforestation fund. Lack of timber is a major element in the high cost of mills in the U.S. West. In contrast, the low-cost wood in Indonesia and Brazil gives producers in those countries a distinct advantage. There is a major controversy within the paper industry over the direction and magnitude of recycled waste fiber prices. Prices shot up significantly in the 1994 to mid-1995 period, but have retrenched back to previous lows. Many within the industry believe these prices will rise substantially again as worldwide demand surges in an economic recovery. Demand from the non-Japan Asia region is an additional element that could help this price surge.

    The industry is improving its environmental standards worldwide. There is increased concern for a cleaner environment resulting in more stringent worldwide requirements for paper and board mills. If fact, the World Bank requires full compliance to world standards before approving loans for new facilities. In the United States, the Environmental Protection Agency ("EPA") is currently redefining and tightening its air and water (or "cluster") rules.

    Capacity changes will play a large factor in determining the global outlook for the industry. Significant projects are being announced in Asia to help capture some of the tonnage now imported, as well as to supply the anticipated above-average growth. In North America, capacity additions appear excessive in containerboard (unbleached kraft linerboard, semi-chemical plus recycled equivalents), where new capacity could grow at least 4% annually through 1997. Few announcements have been made in bleached products, since the EPA is in the process of developing its cluster rules on air and water pollution, which focus on the bleaching process and dioxin transfer from the chlorine bleaching agent.

    The Sponsor believes that the information summarized above for the Paper and Forest Product Companies describes some of the more significant aspects relating to the risks associated with investing in the Trust which may have a "concentration" in this industry. The sources of such information are obtained from research reports as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects.

    LEGISLATION. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction which is available to certain corporations. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Although recent legislation has established a reduced tax rate of 20% for capital gains realized by individual investors who have held assets for more than 18 months, this rate will generally not be available for Unitholders who are not eligible, or do not elect, to receive their pro rata share of the Securities in-kind because the term of the Trust is approximately fourteen months. Investors are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.


    LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

     GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust's objective will be achieved.


                                       B-8
695951.3

                                 PUBLIC OFFERING

    OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (c) by any combination of the above, each as of the Evaluation Time.

    VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the number of Units purchased. This volume discount will result in a reduction of the sales charge applicable to such purchases. The amount of the volume discount and the approximate reduced sales charge on the Public Offering Price applicable to such purchases are as follows:

         NUMBER OF UNITS                  APPROXIMATE REDUCED SALES CHARGE
         ---------------                  --------------------------------
    10,000 but less than 25,000                        2.45%
    25,000 but less than 50,000                        2.20%
    50,000 but less than 100,000                       2.00%
    100,000 or more                                    1.75%

    For transactions of at least 100,000 Units or more, the Sponsor intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.

    These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.


    The holders of units prior series of Equity Securities Trusts (the "Prior Series") may exchange units of the Prior Series for Units of the Trust at their relative net asset values, subject to a reduced sales charge of 1.95%. An exchange of a Prior Series for Units of the Trust will generally be a taxable event. The exchange option described above will also be available to investors in the Prior Series who elect to purchase Units of the Trust within 60 days of their liquidation of units in the Prior Series (see Exchange and Rollover Privileges).

    Employees (and their immediate families) of Reich & Tang Distributors, Inc. (and its affiliates) and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the aggregate value of the underlying securities in the Trust during the initial offering period, divided by the number of Units outstanding at no sales charge. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

    Investors in any open-end management investment company or unit investment trust that have purchased their investment within a five-year period prior to the date of this Prospectus can purchase Units of the Trust in an amount not greater in value than the amount of said investment made during this five-year period at a reduced sales charge of 1.95% of the public offering price.


                                       B-9
695951.3

    Units may be purchased in the primary or secondary market (including purchases by Rollover Unitholders) at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.


    DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor and dealers at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsor may extend the initial offering period for successive thirty day periods. Certain banks and thrifts will make Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

    The Sponsor intends to qualify the Units for sale in substantially all States through dealers who are members of the National Association of Securities Dealers, Inc. Units may be sold to dealers at prices which represent a concession of up to 2.25% per Unit, subject to the Sponsor's right to change the dealers' concession from time to time. In addition, for transactions of at least 100,000 Units or more, the Sponsor intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser. Such Units may then be distributed to the public by the dealers at the Public Offering Price then in effect. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor reserves the right to change the discounts from time to time.

    Broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts or under which the Sponsor will reallow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such Payments are made by the Sponsor out of their own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.


    SPONSOR'S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to up to 2.95% of the Public Offering Price per 100 Units (equivalent to 3.04% of the net amount invested in the Securities). Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust (See "Portfolio"). The Sponsor may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities initially deposited in the Trust may have been acquired through the Sponsor.


                                      B-10
695951.3

    During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

    Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

    In maintaining a market for the Units (see "Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.


                              RIGHTS OF UNITHOLDERS

    OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.


     DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

    Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date after such purchase.

    As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.


                                      B-11
695951.3

    The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account until the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

    RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of dividends and interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing
(a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

    The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, a current list of Securities in the portfolio and a copy of the Trust Agreement.



                                   TAX STATUS

    The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

    In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof (the "Prospectus") and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

         1. The Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Unitholders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unitholders in the manner set forth below.

         2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

         3. During the 90-day period subsequent to the initial issuance date, the Sponsor reserves the right to deposit Additional Securities that are substantially similar to those establishing the Trust. This retained right falls within the guidelines promulgated by the Internal Revenue Service ("IRS") and should not affect the taxable status of the Trust.

                                      B-12
695951.3

    A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trust.

    For Federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of the issuing corporation's current and accumulated "earnings and profits" as provided in Section 316 of the Code. A Unitholder's pro rata portion of dividends paid on such Security that exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security will generally be treated as capital gain.

    A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be mid-term if the Unitholder has held his Units for more than one year but not more than 18 months. Capital gains are generally taxed at the same rates applicable to ordinary income, although non-corporate Unitholders who realize mid-term capital gains may be subject to a reduced tax rate of 28% on such gains, rather than the "regular" maximum tax rate of 39.6%. Although recent legislation has established a reduced tax rate of 20% for capital gains realized by non-corporate investors who have held assets for more than 18 months, this rate will generally not be available for Unitholders who are not eligible, or do not elect, to receive their pro rata share of the Securities in-kind because the term of the Trust is approximately fourteen months. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.

    A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unitholder has held his Units for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 in the case of married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.


    Under Section 67 of the Code and the accompanying Regulations, a Unitholder who itemizes his deductions may also deduct his pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of his adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

    After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.


    A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust from a domestic corporation under Section 243 of the Code or from a qualifying foreign corporation under Section 245 of the Code (to the extent the dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the
Code) during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes "ex-dividend." Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

    As discussed in the section "Termination", each Unitholder may have three options in receiving its termination distributions, which are (i) to receive its pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of its pro rata share of the underlying Securities, or (iii) to invest the amount of cash it would receive upon the liquidation of its pro rata share of the underlying Securities in units

                                      B-13
695951.3
of a future series of the Trust (if one is offered). There are special tax consequences should a Unitholder choose option (i), the exchange of the Unitholder's Units for a pro rata portion of each of the Securities held by the Trust plus cash. Treasury Regulations provide that gain or loss is recognized when there is a conversion of property into property that is materially different in kind or extent. In this instance, the Unitholder may be considered the owner of an undivided interest in all of the Trust's assets. By accepting the pro rata share of the Securities of the Trust, in partial exchange for its Units, the Unitholder should be treated as merely exchanging its undivided pro rata ownership of Securities held by the Trust into sole ownership of a proportionate share of Securities. As such, there should be no material difference in the Unitholder's ownership, and therefore the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that would qualify for nonrecognition treatment to the extent the Unitholder is exchanging his undivided interest in all of the Trust's Securities for his proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust.


    Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

    Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit-sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."


    Prospective tax-exempt investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.


                                    LIQUIDITY

    SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsor may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which Units are received in proper form, i.e., properly endorsed, by Reich & Tang Distributors, Inc., 600 Fifth Avenue, New York, New York 10020. Units received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

    Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus a 2.95% sales charge (or 3.04% of the net amount invested) plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

    The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts

                                      B-14
695951.3
which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

    TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately one year from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.


    Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

    A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Stock. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities.

    The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. The Trustee may determine the value of the Securities in the Trust in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

    Any Unitholder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at The Depository Trust Company. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Principal

                                      B-15
695951.3

Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

    The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

    The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

    A Unitholder who wishes to dispose of his Units should inquire of his bank or broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

                              TRUST ADMINISTRATION

    PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, because of the formula employed in selecting the Top Ten, Focus Five and Penultimate Pick, it is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsor that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or
(5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unitholders. Furthermore, the Trust will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be included among the Top Ten, Focus Five and Penultimate Pick, or even its deletion from the DJIA.

    In addition, the Trust Agreement provides as follows:

         (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.


         (b) It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.


                                      B-16
695951.3

         (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, shall be retained, or shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.


         (d) The Sponsor is authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

    TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

    The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.


    TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Evaluation Time on the business day preceding the Liquidation Period or upon the earlier maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust and in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to Unitholders at least 20 days prior to such date):


         1. A Unitholder who owns at least 2,500 units and whose interest in the Trust would entitle him to receive at least one share of each underlying Security will have his Units redeemed on commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;


                                      B-17
695951.3

         2. to receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities over the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

         3. to invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities over the Liquidation Period, in units of a subsequent series of Equity Securities Trust, Triple Strategy Trust (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales load upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.


    Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).


    The Sponsor has agreed to effect the sales of underlying securities for the Trustee in the case of the second and third options over the Liquidation Period free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, on each business day during the Liquidation Period at least a number of shares of each Security which then remains in the portfolio based on the number of shares of each issue in the portfolio) multiplied by a fraction the numerator of which is one and the denominator of which is the number of days remaining in the Liquidation Period. The Redemption Price Per 100 Units upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

    Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities over the Liquidation Period as described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than five days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

    It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Liquidation Period; for less liquid Securities, on each of the first two days of the Liquidation Period, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. On each of the following two days, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor intends to sell the remaining underlying Securities without any price restrictions.


                                      B-18
695951.3

    Section 17(a) of the Investment Company Act of 1940, as amended, generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating Triple Strategy Trust can sell underlying Securities directly to a New Series. The exemption will enable the Trust to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.


    The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders before the commencement of the Liquidation Period. All Unitholders will then elect either option 1, if eligible, or option 2.

    By electing to rollover in the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders an opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.


    THE SPONSOR. Reich & Tang Distributors, Inc., a Delaware corporation, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020. The sole shareholder of Reich & Tang, Reich & Tang Asset Management, Inc. ("RTAM Inc."), is wholly owned by NEIC Holdings, Inc. which, effective December 29, 1997, was wholly owned by NEIC Operating Partnership, L.P. ("NEICOP"). Subsequently, on March 31, 1998, NEICOP changed its name to Nvest Companies, L.P. ("Nvest"). The general partners of Nvest are Nvest Corporation and Nvest L.P. Nvest L.P. is owned approximately 99% by public Unitholders and its general partner is Nvest Corporation. Nvest with a principal place of business at 399 Boyston Street, Boston, MA 02116, is a holding company of firms engaged in the securities and investment advisory business. These affiliates in the aggregate are investment advisors or managers to over 80 registered investment companies. Reich & Tang is successor Sponsor to Bear Stearns for numerous series of unit investment trusts, including New York Municipal Trust, Series 1 (and Subsequent Series), Municipal Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured Municipal Securities Trust, Series 1 (and Subsequent Series) and 5th Discount Series (and Subsequent Series) and Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series).

    Nvest is wholly owned by MetLife New England Holdings, Inc., a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). Effective December 30, 1997, MetLife owns approximately 47% of the limited partnership interests of NEICOP.

    MetLife is a mutual life insurance company with assets of $297.6 billion at December 31, 1996. It is the second largest life insurance company in the United States in terms of total assets. MetLife provides a wide range of insurance and investment products and services to individuals and groups and is the leader among United States life insurance companies in terms of total life insurance in force, which exceeded $1.6 trillion at December 31, 1996 for MetLife and its insurance affiliates. MetLife and its affiliates provide insurance or other financial services to approximately 36 million people worldwide.


    The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.


                                      B-19
695951.3

    The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor;
(b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

    THE TRUSTEE. The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

    The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

    For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

    The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

    Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

    EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering--Offering Price." The Sponsor and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.


                                      B-20
695951.3

                           TRUST EXPENSES AND CHARGES

    All or a portion of the expenses incurred in creating and establishing the Trust, including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and state registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses, will be paid by the Trust and charged to capital over the life of the Trust. Offering costs, including the costs of registering securities with the SEC and the states, will be charged to capital over the term of the initial offering period, which may be between 30 and 90 days. All advertising and selling expenses, as well as any organizational expenses not paid by the Trust, will be borne by the Sponsor at no cost to the Trust.


    The Sponsor will receive for portfolio supervisory services to the Trust an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsor's fee may exceed the actual cost of providing portfolio supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to all series of the Equity Securities Trust in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. (See "Portfolio Supervision.")

    The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

    The Trustee's fees applicable to a Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

    The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.


    Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds $.50 Cents per 100 Units. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.


                                REINVESTMENT PLAN

    Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities as described in "The Trust-Organization" in this Part B. Units acquired by reinvestment will be subject to a reduced sales charge of 1.00%. Investors should inform their broker, dealer or financial institution when purchasing their Units if they wish to participate reinvestment plan. Thereafter, Unitholders should contact their broker, dealer

                                      B-21
695951.3
or financial institution if they wish to modify or terminate their election to participate in the reinvestment plan. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, such notice must be made at least three business days to the Record Day for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsor reserves the right to demand, modify or terminate the reinvestment plan at any time without prior notice. The reinvestment plan for the Trust may not be available in all states.

                     EXCHANGE PRIVILEGE AND CONVERSION OFFER

    Unitholders will be able to elect to exchange any or all of their Units of this Trust for Units of one or more of any available series of Equity Securities Trust, Insured Municipal Securities Trust, Municipal Securities Trust, New York Municipal Trust or Mortgage Securities Trust (the "Exchange Trusts") subject to a reduced sales charge as set forth in the prospectus of the Exchange Trust (the "Exchange Privilege"). Unit owners of any registered unit investment trust for which there is no active secondary market in the units of such trust (a "Redemption Trust") will be able to elect to redeem such units and apply the proceeds of the redemption to the purchase of available Units of one or more series of an Exchange Trust (the "Conversion Trusts") at the Public Offering Price for units of the Conversion Trust subject to a reduced sales charge as set forth in the prospectus of the Conversion Trust (the "Conversion Offer"). Under the Exchange Privilege, the Sponsor's repurchase price during the initial offering period of the Units being surrendered will be based on the market value of the Securities in the Trust portfolio or on the aggregate offer price of the Bonds in the other Trust Portfolios; and, after the initial offering period has been completed, will be based on the aggregate bid price of the securities in the particular Trust portfolio. Under the Conversion Offer, units of the Redemption Trust must be tendered to the trustee of such trust for redemption at the redemption price determined as set forth in the relevant Redemption Trust's prospectus. Units in an Exchange or Conversion Trust will be sold to the Unitholder at a price based on the aggregate offer price of the securities in the Exchange or Conversion trust portfolio (or for units of Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) during the initial public offering period of the Exchange or Conversion Trust; and after the initial public offering period has been completed, based on the aggregate bid price of the securities in the Exchange or Conversion Trust Portfolio if its initial offering has been completed plus accrued interest (or for units of Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) and a reduced sales charge.

    Except for Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, any purchaser who purchases Units under the Exchange Privilege or Conversion Offer will pay a lower sales charge than that which would be paid for the Units by a new investor. For Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, the sales charge applicable to the purchase of units of an Exchange or Conversion Trust shall be the greater of (i) the reduced sales charge or (ii) an amount which when coupled with the sales charge paid by the Unitholder upon his original purchase of Units of the Exchange or Redemption Trust would equal the sales charge applicable in the direct purchase of units of an Exchange Trust.

    In order to exercise the Exchange Privilege the Sponsor must be maintaining a secondary market in the units of the available Exchange Trust. The Conversion offer is limited only to unit owners of any Redemption Trust. Exercise of the Exchange Privilege and the Conversion Offer by Unitholders is subject to the following additional conditions (i) at the time of the Unitholder's election to participate in the Exchange Privilege or Conversion Offer, there must be units of the Exchange or Conversion Trust available for sale, either under the initial primary distribution or in the Sponsor's secondary market, (ii) exchanges will be effected in whole units only, (iii) Units of the Mortgage Securities Trust may only be acquired in blocks of 1,000 Units and (iv) Units of the Equity Securities Trust may only be acquired in blocks of 100 Units. Unitholders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from a Unitholder for exchange or from units being redeemed per conversion, will be remitted to such Unitholder.

    The Sponsor reserves the right to suspend, modify or terminate the Exchange Privilege and/or the Conversion Offer. The Sponsor will provide Unitholders of the Trust with 60 days' prior written notice of any termination or material amendment to the Exchange Privilege and/or the Conversion Offer, provided that, no notice need be given if (i) the only material effect of an amendment is to reduce or eliminate the sales charge payable at the time of the exchange, to add one or more series of the Trust eligible for the Exchange Privilege or the Conversion offer,

                                      B-22
695951.3
to add any new unit investment trust sponsored by Reich & Tang or a sponsor controlled by or under common control with Reich & Tang, or to delete a series which has been terminated from eligibility for the Exchange Privilege and/or the Conversion Offer, (ii) there is a suspension of the redemption of units of an Exchange or Conversion Trust under Section 22(e) of the Investment Company Act of 1940, or (iii) an Exchange Trust temporarily delays or ceases the sale of its units because it is unable to invest amounts effectively in accordance with its investment objectives, policies and restrictions. During the 60-day notice period prior to the termination or material amendment of the Exchange Privilege described above, the Sponsor will continue to maintain a secondary market in the units of all Exchange Trusts that could be acquired by the affected Unitholders. Unitholders may, during this 60-day period, exercise the Exchange Privilege in accordance with its terms then in effect.

    To exercise the Exchange Privilege, a Unitholder should notify the Sponsor of his desire to exercise his Exchange Privilege. To exercise the Conversion Offer, a unit owner of a Redemption Trust should notify his retail broker of his desire to redeem his Redemption Trust Units and use the proceeds from the redemption to purchase Units of one or more of the Conversion Trusts. If Units of a designated, outstanding series of an Exchange or Conversion Trust are at the time available for sale and such Units may lawfully be sold in the state in which the Unitholder is a resident, the Unitholder will be provided with a current prospectus or prospectuses relating to each Exchange or Conversion Trust in which he indicates an interest. He may then select the Trust or Trusts into which he desires to invest the proceeds from his sale of Units. The exchange transaction will operate in a manner essentially identical to a secondary market transaction except that units may be purchased at a reduced sales charge. The conversion transaction will be handled entirely through the unit owner's retail broker. The retail broker must tender the units to the trustee of the Redemption Trust for redemption and then apply the proceeds to the redemption toward the purchase of units of a Conversion Trust at a price based on the aggregate offer or bid side evaluation per Unit of the Conversion Trust, depending on which price is applicable, plus accrued interest and the applicable sales charge. The certificates must be surrendered to the broker at the time the redemption order is placed and the broker must specify to the Sponsor that the purchase of Conversion Trust Units is being made pursuant to the Conversion Offer. The unit owner's broker will be entitled to retail a portion of the sales charge.

     TAX CONSEQUENCES OF THE EXCHANGE PRIVILEGE AND THE CONVERSION OFFER. A surrender of Units pursuant to the Exchange Privilege or the Conversion Offer will constitute a "taxable event" to the Unitholder under the Internal Revenue Code. The Unitholder will realize a tax gain or loss that will be of a long-, mid- or short-term capital or ordinary income nature depending on the length of time the Units have been held and other factors. (See "Tax Status".) A Unitholder's tax basis in the Units acquired pursuant to the Exchange Privilege or Conversion Offer will be equal to the purchase price of such Units. Investors should consult their own tax advisors as to the tax consequences to them of exchanging or redeeming units and participating in the Exchange Privilege or Conversion Offer.

                                  OTHER MATTERS

    LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.

    INDEPENDENT ACCOUNTANTS. The Statement of Financial Condition, including the Portfolio, is included herein in reliance upon the report of Price Waterhouse LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.


    PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the Top Ten, the Focus Five and the Penultimate Pick, the related index and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains received, divided by the public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in the Top Ten, the Focus Five and the Penultimate Pick during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for this Trust applying the Top Ten, Focus Five and Penultimate Pick investment strategies to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the

                                      B-23
695951.3

Dow Jones  Industrial  Average,  the S&P 500  Composite  Price Stock  Index,  or
performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

                                      B-24
695951.3

                      [This page intentionally left blank]

                                      B-25
695951.3



    No person is authorized to give any information or to make     ----------------------------------------------------
any representations not contained in Parts A and B of this                       EQUITY SECURITIES TRUST
Prospectus; and any information or representation not contained    ----------------------------------------------------
herein must not be relied upon as having been authorized by the                 THE TRIPLE STRATEGY TRUST
Trust, the Trustee or the Sponsor.  The Trust is registered as     ----------------------------------------------------
a unit investment trust under the Investment Company Act of
1940.  Such registration does not imply that the Trust or any of                 EQUITY SECURITIES TRUST
its Units have been guaranteed, sponsored, recommended or                               SERIES 17
approved by the United States or any state or any agency or                    1998 TRIPLE STRATEGY TRUST I
officer thereof.
                                                                                (A UNIT INVESTMENT TRUST)
                      ------------------
                                                                                        PROSPECTUS
    This Prospectus does not constitute an offer to sell, or a
solicitation of an offer to buy, securities in any state to any                    DATED: APRIL 1, 1998
person to whom it is not lawful to make such offer in such
state.
                                                                                         SPONSOR:
                       Table of Contents
                                                                             REICH & TANG DISTRIBUTORS, INC.
Title                                                      Page                       600 Fifth Avenue
                                                                                 New York, New York 10020
   PART A                                                                              212-830-5400
Summary of Essential Information............................A-2
Statement of Financial Condition............................A-6
Portfolio...................................................A-7
Report of Independent Accountants...........................A-8                          TRUSTEE:

   PART B                                                                        THE CHASE MANHATTAN BANK
The Trust...................................................B-1                       4 New York Plaza
Risk Considerations.........................................B-6                  New York, New York 10004
Public Offering.............................................B-9
Rights of Unitholders......................................B-11
Tax Status.................................................B-12
Liquidity..................................................B-14
Trust Administration.......................................B-16
Trust Expenses and Charges.................................B-21
Reinvestment Plan..........................................B-21
Exchange Privilege and Conversion Offer....................B-22
Other Matters..............................................B-23

     Parts A and B of this Prospectus do not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and the Investment Company Act of 1940, and to which reference is made.


695951.3

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference sheet to the Registration Statement of Equity Securities Trust, Series 10, Triple Strategy Trust).
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.
         Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  Price Waterhouse LLP


     The following exhibits:
*99.1.1  --  Form of Reference Trust Agreement  including certain  amendments to the  Trust  Indenture  and  Agreement  referred  to  under  Exhibit
             99.1.1.1 below.
9.1.1.1  --  Form of Trust  Indenture and  Agreement  (filed as Exhibit 1.1.1 to
             Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporate herein by reference).
9.1.3.5  --  Certificate of  Incorporation  of Reich & Tang  Distributors,  Inc.
             (filed as Exhibit 99.1.3.5 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All- Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).
9.1.3.6  --  By-Laws  of  Reich & Tang  Distributors,  Inc.  (filed  as  Exhibit
             99.1.3.6 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).

 99.1.4  --  Form of  Agreement  Among  Underwriters  (filed as  Exhibit  1.4 to
             Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).

*99.3.1  --  Opinion of Battle  Fowler LLP as to the legality of the  securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

 99.6.0   -- Power  of  Attorney  of  Reich  &  Tang  Distributors,   Inc.,  the
             Depositor,  by its officers and a majority of its Directors  (filed as Exhibit 99.6.0 to Form S-6 Registration  Statement No. 333-44301
             of Equity  Securities  Trust,  Series 16, Signature  Series,  Zacks
             All-Star  Analysts  Trust III on January 15, 1998 and  incorporated herein by reference).
*99.27    -  Financial Data Schedule (for EDGAR filing only).
--------
* Filed herewith.

636009.2

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

         The Registrant hereby identifies Equity Securities Trust, Series 10, Triple Strategy Trust for the purposes of the representations required by Rule 487 and represents the following:

         1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

         2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

         3) That is has complied with Rule 460 under the Securities Act of 1933.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 1st day of April, 1998.

                           EQUITY SECURITIES TRUST, SERIES 17
                           1998 Triple Strategy Trust I
                                  (Registrant)

                           REICH & TANG DISTRIBUTORS, INC.
                                   (Depositor)


                           By /s/ PETER J. DEMARCO
                             -----------------------------------
                                   Peter J. DeMarco
                                   (Executive Vice President)

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors L.P., the Depositor, in the capacities and on the dates indicated.

                    Name                               Title                            Date
RICHARD E. SMITH, III                        President and Director

PETER S. VOSS                                Director

G. NEAL RYLAND                               Director

STEVEN W. DUFF                               Director                             April 1, 1998

ROBERT F. HOERLE                             Managing Director

PETER J. DEMARCO                             Executive Vice President             By /s/ PETER J. DEMARCO
                                                                                  Peter J. DeMarco
                                                                                  Executive Vice President and
                                                                                  Attorney-In-Fact*

RICHARD I. WEINER                            Vice President

BERNADETTE N. FINN                           Vice President

LORRAINE C. HYSLER                           Secretary

RICHARD DE SANCTIS                           Treasurer

EDWARD N. WADSWORTH                          Executive Officer

*Executed copies of Powers of Attorney were filed as Exhibit 99. 6.0 to Registration Statement No. 333-44301 on January 15, 1998.


636009.2

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this registration statement on Form S-6 (the "Registration Statement") of our report dated April 1, 1998, relating to the Statement of Financial Condition, including the Portfolio, of Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.


PRICE WATERHOUSE LLP
160 Federal Street
Boston, Massachusetts  02110
April 1, 1998

636009.2